UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 333-100078

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK 401K CASH or DEFERRED STOCK OWNERSHIP PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bank
2126 Inyo Street
Fresno, California, 93721

United Security Bank 401K Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011
with Report of Independent Registered Public Accounting Firm

Form 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of United Security Bank 401K Cash or Deferred Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Santa Clara, CA
June 27, 2013

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statements of Net Assets Available for Benefits December 31, 2012 and 2011

	2012	2011

ASSETS
Cash	$0	$2
Investments:
Participant directed investments (at fair value)	3,412,441	3,280,528
Notes receivable from participants	57,181	76,770
Note payments receivable from participants	1,279	0
Participant contributions receivable	16,451	15,085
Employer contributions receivable	227,605	184,174

NET ASSETS AVAILABLE FOR BENEFITS	$3,714,957	$3,556,559

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

CHANGES IN NET ASSETS ATTRIBUTED TO:

Net appreciation in common stock of United Security Bank	$305,423
Net appreciation in fair value of other investments	129,554
Dividends	44,976
Interest	3,826
Participant contributions	421,391
Employer contributions	227,605
Benefits paid to participants	(973,968)
Administrative expenses	(409)
NET CHANGE	158,398

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$3,556,559

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$3,714,957

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1 – DESCRIPTION OF PLAN
The following brief description of the United Security Bank 401K Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The primary purpose of the United Security Bank 401K Cash or Deferred Stock Ownership Plan (the “Plan”) is to provide employees of United Security Bank (the “Company”) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company. The Plan was amended effective January 1, 2012 to modify the eligibility provisions. Effective January 1, 2012, employees may participate in the voluntary salary deferral feature of the Plan after completing three (3) months of service. Employees will be eligible to receive employer Safe Harbor contributions after completing three (3) months of eligible service. Prior to January 1, 2012, employees were eligible to participate in the voluntary salary deferral feature of the Plan on the first day of the month following employment and became eligible to receive employer contributions as of the first day of the Plan year in which the employee completed one year of served and attained the age of 21, provided the employee was credited with 1,000 hours of service during the Plan year and was employed on the last day of that Plan year. Effective January 1, 2012, to be eligible for Discretionary matching contributions employees must attain age 21 and must complete one (1) year of service. Enrollment periods are on the first day of the calendar month following the time an employee has met the eligibility criteria specified above.
Administration
The Plan is administered by the Company. Administrative expenses are paid by the Company, except for expenses incurred at the participant level which are charged against the participant’s individual accounts.
Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Employee contributions
Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service. Deferrals to the Plan may be made as normal 401(k) contributions or on an after-tax-basis as Roth contributions. The sum of regular pre-tax 401(k) and Roth contributions may not exceed the annual limit allowed on regular 401(k) contributions. Participants may elect to change their election to contribute to the Plan on the dates established pursuant to the Plan Administrator procedures. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Employer contributions
Effective January 1, 2012, the Safe Harbor Match Contribution made by the Company equals one hundred percent (100%) of the first four percent (4%) of an employees eligible contributions made during the year. In addition, the Company may make a discretionary contribution, annually, at the discretion of the Board of Directors, which is allocated in proportion to participants’ eligible compensation to the total compensation of all eligible participants for the Plan year. Eligible compensation includes employee contributions to the Plan and to the Company Cafeteria Plan. To be eligible for the discretionary contribution, a participant must complete at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Employer contributions are made in cash and re-invested in various plan investments at the direction of the participant. The employer made safe harbor contributions of $227,605 for the plan year ended December 31, 2012.
Transferred Plan Assets
Effective August 16, 2011, all assets from the United Security Bank Employee Stock Ownership Plan (the “ESOP”), totaling $1,591,677 were transferred into the Plan.

Vesting
When a participant terminates employment with the Company, they are entitled to the vested portion of each of their accounts. Participants are always 100% vested in the amounts they contributed to the plan, including any rollover contribution and Safe Harbor Match contribution. Effective January 1, 2012, the Discretionary Matching Account & Non-elective Employer Contribution Account that was subject to a 2-6 year graded vesting schedule (20% per starting with two years of vesting service) became 100% vested.

Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $10,000 or 50% of their vested account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2012 the rates of interest on outstanding loans ranged from 4.25% to 7.00% with maturities through July 2020.

Forfeitures
Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. These forfeitures represent amounts for employees that terminated employment with the Company prior to January, 1 2012, when the Plan vesting was changed to 100% immediate vesting. Forfeitures are retained in the Plan and may be used to offset Plan expenses or reduce future employer contributions. Non-vested forfeitures of $5,751 were used during the year ended December 31, 2012. For the year ended December 31, 2012, non-vested benefits totaling $5,341 were used to offset employer contributions. Forfeitures totaling $410 were used towards Plan related expenses.

Distributions & Loans

Upon termination of service, the participant may elect to receive benefits equal to the vested value of his or her account in one lump-sum payment or transfer/rollover the vested value to another qualified investment plan The Plan allows in-service distributions for participants that have reached Normal Retirement Age as defined in the Plan, but are still working for the Company. The Plan allows hardship withdrawals. Any Safe Harbor Match account balance is excluded from a hardship withdrawal eligibility.
Plan termination
Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time. In the event of termination, participants are 100% vested in the aggregate value of their respective accounts.
Plan Amendments
The Plan was amended effective January 1, 2012. In that amendment, eligibility for Employee 401(k) Deferral contributions changed from 0 months to 3 months from date of hire and Safe Harbor Matching contribution provisions were implemented. Under the amendment, employees became immediately 100% vested under the Safe Harbor Matching amounts from the Company which equal 100% of the elective contributions of the employee to the extent that such elective contributions do not exceed four percent (4%) of the employee’s eligible compensation. Also, in that January 1, 2012 amendment, existing Matching Contribution and Discretionary Contribution accounts became 100% vested, and future discretionary contributions are immediately 100% vested.

NOTE 2 – ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Recent Accounting Pronouncements
ASU No. 2011-04 – In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) – “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012. See Note 3.

Investment valuation

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation/depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Concentration of credit risk
The Plan is subject to concentrations of credit risk with respect to common stock of United Security Bancshares stock held by the Plan. At December 31, 2012, approximately 43% of the Plan assets are invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock, adjusted for stock dividends, traded at a high closing price of $3.05 per share and a low closing price of $2.00 per share during 2012. Company performance and other environmental factors impact the market value of this investment on a daily basis.
Payment of benefits
Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.
Subsequent Events
Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

NOTE 3 – FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Registered investment companies (Mutual funds): Shares of registered investment company funds (or mutual funds) are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded. Accordingly, mutual funds are classified within Level 1 of the valuation hierarchy.
Common stock of United Security Bank and other common stock: Common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and December 31, 2011.

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Self directed Money Market	$18,873	$0	$0	$18,873
Self-directed Common Stock	25,644	0		25,644
Common stock of United Security Bank	1,509,435	0	0	1,509,435
Investment program accounts:
Blend Funds	1,117,589	0	0	1,117,589
Growth Funds	301,155	0	0	301,155
Value Funds	167,766	0	0	167,766
Bonds	229,732	0	0	229,732
Money Market Mutual Funds	42,247	0	0	42,247
Total assets at fair value	$3,412,441	$0	$0	$3,412,441

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Self directed Money Market	$1,489	$0	$0	$1,489
Self-directed Common Stock	13,061	0		13,061
Common stock of United Security Bank	1,853,918	0	0	1,853,918
Investment program accounts:
Blend Funds	940,854	0	0	940,854
Growth Funds	195,511	0	0	195,511
Value Funds	52,746	0	0	52,746
Bonds	142,892	0	0	142,892
Money Market Mutual Funds	80,057	0	0	80,057
Total assets at fair value	$3,280,528	$0	$0	$3,280,528

NOTE 4 – INVESTMENTS
At December 31, 2012, a substantial amount of the Plan’s assets were invested in the common stock of the Company and are held by TD Ameritrade. The remaining portion of the Plan’s assets are held in the form of cash, money market mutual funds and self-directed brokerage accounts at Plan’s Trustee, Nationwide Trust Company (NTC), or at TD Ameritrade.
The Plan’s investments include 589,623 allocated shares of Company stock at December 31, 2012. The Company common stock is valued at the quoted market price of $2.56 per share.
The Plan’s investments include 846,538 allocated shares of Company stock at December 31, 2011. The Company common stock is valued at the quoted market price of $2.19 per share.
The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31,

2012
United Security Bank common stock	$1,509,435
Vanguard Target Retirement 2020	290,126

2011
United Security Bank common stock	$1,853,918
Vanguard Target Retirement 2005	181,558
Vanguard Target Retirement 2020	200,919

NOTE 5 – TAX STATUS
The Plan obtained its latest determination letter dated November 20, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. As a result of the favorable determination received from the Internal Revenue Service, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Plan’s assets are held by Nationwide Trust Company and TD Ameritrade. Some of the Plan assets are invested in funds managed by NTC. NTC also provides record keeping and investment services to the Plan. Plan assets held at TD Ameritrade include investments in the Company’s stock and other self-directed investments.
Company contributions are managed by NTC, which invests cash received, interest and dividend income and makes distributions to participants.
NTC expenses incurred at the participant level are absorbed by the Plan and allocated among the related participant’s accounts. The independent auditors’ fees are paid directly by the Company.
Jeff Finley, Pillar Financial, is the Plan Financial Advisor.

NOTE 7 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

United Security Bank
401K Cash or Deferred Stock Ownership Plan

SCHEDULE H, LINE 4i
Schedule of Assets (Held at End of Year)
Employer Identification Number 77-0103429
Plan Number 002

December 31, 2012

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor or similar party	par or maturity value	Cost	Value

*	United Security Bank	589,623 shares of common stock		1,509,435

	Other various self-directed Common Stock	604 shares		25,644

*	Nationwide Trust Company	Self directed money market		18,873

	Nationwide Trust Company - Blend Funds:
	DFA Emerging Markets Core Equity I	1428.3714 shares		29,139
	JPMorgan Mid Cap Value Inst	949.6465 shares		26,581
	JPMorgan Small Cap Value Select	1040.7364 shares		22,397
	Vanguard 500 Index Signal	96.4706 shares		10,469
	Vanguard Health Care Inv	93.4749 shares		13,392
	Vanguard Precious Metals & Mining	58.7511 shares		937
	Vanguard Reit Index Signal	41.3648 shares		1,030
	Vanguard Small Cap Growth Index Inv	244.6776 shares		6,124
	Vanguard Target Retirement 2010	2410.7734 shares		58,172
	Vanguard Target Retirement 2015	12912.7055 shares		172,772
	Vanguard Target Retirement 2020	12174.8103 shares		290,126
	Vanguard Target Retirement 2025	4528.7711 shares		61,546
	Vanguard Target Retirement 2030	1464.8833 shares		34,249
	Vanguard Target Retirement 2035	3542.831 shares		49,918
	Vanguard Target Retirement 2040	4684.6825 shares		108,591
	Vanguard Target Retirement 2045	6271.9513 shares		91,257
	Vanguard Target Retirement 2050	581.339 shares		13,423
	Vanguard Target Retirement 2055	129.819 shares		3,219
	Vanguard Target Retirement 2060	901.9243 shares		19,671
	Vanguard Target Retirement Income	8578.8367 shares		104,576
	Total			1,117,589

	Nationwide Trust Company - Growth Funds:
	Fidelity Advisor Real Estate	1652.5982 shares	32,804
	Harbor International Inst	820.0622 shares	50,942
	MFS Research R4	2432.7202 shares	69,430
	Oppenheimer Global Y	743.7846 shares	48,004
	Principal Large Cap Growth Inst	6847.345 shares	61,831
	Principal Mid Cap Growth Inst	3298.0357 shares	23,152
	T. Rowe Price New Horizons	451.9913 shares	14,992
	Total		301,155

	Nationwide Trust Company - Value Funds:
	American Beacon International Equity Inst	3519.0195 shares	58,416
	American Funds Am Hi Income Tr R6	0.6312 shares	7
	Invesco Growth and Income Y	3161.7047 shares	66,238
	Principal Equity Income Inst	2034.891 shares	39,741
	Vanguard Select Value Inv	160.3203 shares	3,364
	Total		167,766

	Nationwide Trust Company - Bonds:
	American Century Inflation Adjusted Bond Inst	1709.646 shares	22,533
	American Funds Capital World Bond R6	1962.7062 shares	41,629
	Federal Total Return Bond Inst	3182.5207 shares	36,376
	Legg Mason Western Asset Inflation Indexed Bond Inst	3112.166 shares	38,062
	Pimco Real Return Inst	3097.8058 shares	38,010
	Prudential Hi Yield Z	3698.9059 shares	21,158
	Vanguard Short-term Investment-grade Inv	728.6074 shares	7,891
	Vanguard Total Bond Market Index Signal	2170.7515 shares	24,073
	Total		229,732

	Nationwide Trust Company - Money Market Funds:
	Dreyfus Cash Management Inst	92.2487 shares	92
	Dreyfus Inst Preferred Money Market Prm	9528.0823 shares	9,409
*	Nationwide Bank FDIC Insured Account	32603.639 shares	32,746
			42,247

*	Notes Receivable from Participants	4.25% - 7.00% rate	57,181
		Maturities through July 2020

			$3,469,622

(d) Investments are participant directed; therefore, cost information is not required.
* Indicates party-in-interest to the Plan

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank 401K Cash or Deferred Ownership Plan

June 27, 2013

By: /s/ Richard B. Shupe
Senior Vice President
and Chief Financial Officer of United Security Bank

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP